SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Clearwire Corporation

(Name of Issuer)

Class A Common Stock

(Title of Series of Securities)

18538Q 10 5

(CUSIP number)

D. Bruce Sewell

Senior Vice President and General Counsel

Cary I. Klafter

Vice President and Corporate Secretary

Intel Corporation

2200 Mission College Boulevard

Santa Clara, California 95054-1549

(408) 765-8080

Copy to:

Gregory T. Davidson

Gibson, Dunn & Crutcher LLP

1881 Page Mill Road

Palo Alto, California 94303-1125

(650) 849-5300

______________________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 26, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18538Q 10 5	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Intel Corporation 94-1672743
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 95,583,529*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 95,583,529*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,583,529*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13		PERCENT OF SERIES REPRESENTED BY AMOUNT IN ROW (11) 37.6%*
14		TYPE OF REPORTING PERSON CO

* See discussion in Items 4 through 6 of that certain Statement on Schedule 13D filed on December 8, 2008. As more fully described in the responses to Items 4 through 6 therein, the Reporting Person and certain other beneficial owners of Class A Common Stock identified therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described therein. Neither the filing of this Amendment No. 1, nor the filing of the Statement on Schedule 13D nor any of their respective contents shall be deemed to constitute an admission by the Reporting Person that, except as expressly set forth herein and therein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See Item 5(a)-(b) of this Amendment No. 1 to Statement on Schedule 13D.

Item 1.           Security and Issuer

This Amendment No. 1 amends and supplements that certain Statement on Schedule 13D filed on December 8, 2008 (the “Schedule 13D”), by Intel Corporation, a Delaware corporation (“Reporting Person” or “Intel”) with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”).

This Amendment No. 1 is filed to report the issuance to the Reporting Person of an additional 8,823,530 shares of Class A Common Stock for no additional consideration as a result of the post-closing adjustment as provided for in the Transaction Agreement. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

On February 26, 2009, Clearwire Communications issued to Intel Capital Wireless Investment Corporation 2008A (“Intel Entity A”), Intel Capital Wireless Investment Corporation 2008B (“Intel Entity B”) and Intel Capital Wireless Investment Corporation 2008C (“Intel Entity C” and collectively with Intel Entity A and Intel Entity B, the “Intel Entities”) for no additional consideration an aggregate of 8,823,530 Class B Common Units and 8,823,530 Voting Units pursuant to the post-closing adjustment provisions of the Transaction Agreement.

Pursuant to the Transaction Agreement, immediately thereafter, the Intel Entities delivered all of such Voting Units to Clearwire and Clearwire issued an aggregate of 8,823,530 shares of Class B Common Stock to the Intel Entities.

The post-closing adjustment was determined based on the formula previously specified in the Transaction Agreement and was not subject to any discretion by Intel. The amount of the post-closing adjustment was determined based on the trading prices of Class A Common Stock on the Nasdaq Global Select Market over 15 randomly selected trading days during the 30-trading day period ending on February 25, 2009. Due to the trading prices of the Class A Common Stock during the adjustment period, the final price per share and unit, as applicable, was the floor price of $17.00. The number of shares of Class B Common Stock and Class B Common Units received by the Intel Entities equaled the investment amount of such Intel Entities divided by $17.00.

The Reporting Person’s beneficial ownership of the Class A Common Stock reported herein was attained for investment purposes. Depending upon the Reporting Person’s evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person may from time to time explore opportunities for liquidating all or a portion of the Common Stock currently held by the Reporting Person, subject to the transfer restrictions contained in the Equityholders’ Agreement, Registration Rights Agreement and the requirements of applicable securities law.

Except as set forth above, the Reporting Person, and to the Reporting Person’s knowledge, the persons set forth on Schedule A of the Schedule 13D, have no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of the Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

(a)-(b)	Items 5(a)-(b) are hereby amended and restated in their entirety as follows:

The Reporting Person does not directly own any shares of Class A Common Stock of the Issuer. As of the date of filing of this Amendment No. 1 and as a result of the post-closing adjustment as provided for in the Transaction Agreement, by reason of the provisions of Rule 13d-3 under the Act, the Reporting Person is deemed to beneficially own and to share voting and investment power with respect to 95,583,529 shares of Class A Common Stock that are beneficially owned as follows:

▪

36,759,999 shares of Class A Common Stock that are beneficially owned as follows: 33,333,333 shares of Class A Common Stock that is held of record by Intel Capital; 3,333,333 shares of Class A Common Stock that is held of record by Intel Cayman; and warrants exercisable for 93,333 shares of Class A Common Stock that is held of record by Middlefield; and

▪

58,823,530 shares of Class A Common Stock that are beneficially owned as follows: 19,607,842 shares of Class B Common Stock and Class B Common Units that is held of record by Intel Entity A; 19,607,844 shares of Class B Common Stock and Class B Common Units that is held of record by Intel Entity B; and 19,607,844 shares of Class B Common Stock and Class B Common Units that is held of record by Intel Entity C.

Each share of Class B Common Stock, together with one Class B Common Unit, is exchangeable at any time, subject to certain limited exceptions, beginning on the date that is 181 days after the Closing, at the option of the holder, into one fully paid and nonassessable share of Class A Common Stock of the Issuer.

In addition, by virtue of the Equityholders’ Agreement entered into at the Closing (see Item 6 of the Schedule 13D), the Reporting Person may be deemed to be a member of a “group” under Section 13(d) of the Act with respect to the 95,583,529 shares of Class A Common Stock beneficially owned by the Reporting Person and the following shares which are reported separately from this Amendment No. 1, based upon the information reported separately in that certain Amendment No. 1 to the Statement on Schedule 13D dated on or about February 27, 2009 filed by such persons: 370,000,000 shares of Class A Common Stock beneficially owned by the Sprint Entities, 61,764,705 shares of Class A Common Stock beneficially owned by the Comcast Entities, 36,911,291 shares of Class A Common Stock beneficially owned by Eagle River Holdings, LLC, a State of Washington limited liability company, 29,411,765 shares of Class A Common stock beneficially owned by Google, 32,352,941 shares of Class A Common Stock beneficially owned by the TWC Entities and 5,882,353 shares of Class A Common Stock beneficially owned by the BHN Entities. The Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by such other persons.

To the knowledge of the Reporting Person and except as described in this Item 5, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any shares of the Class A Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the persons listed on Schedule A that he or she is the beneficial owner of any Class A Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 27, 2009	INTEL CORPORATION
	By:	/s/ Arvind Sodhani
Arvind Sodhani
Executive Vice President
President, Intel Capital